SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 25049

                                   FORM 12b-25

                           Notification of Late Filing

                                                  Commission File Number 0-27374
                                                                         -------

(Check one)

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

     For period ended   September 30, 1998
                        --------------------------------------------------------

     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR

     For the transition period ended
                                     -------------------------------------------

     READ ATTACHED  INSTRUCTION  SHEET BEFORE  PREPARING  FORM.  PLEASE PRINT OR
     TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:
                                                        ------------------------
--------------------------------------------------------------------------------


                                     PART I
                             REGISTRANT INFORMATION

     Full Name of Registrant    Unison HealthCare Corporation
                                ------------------------------------------------
     Former Name if Applicable
                                ------------------------------------------------

     Address of principal executive office (STREET AND NUMBER)
          15300 N. 90th St., Suite 100
     ---------------------------------------------------------------------------

     City, State and Zip Code  Scottsdale, Arizona  85260
                               -------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

          Unison HealthCare Corporation (the "Company") previously reported that it continues to experience financial difficulties and has been unsuccessful in its efforts to reduce its cost of capital and operating expenses and provide liquidity. The Company's cashflow shortfalls persist and management is focusing its efforts on improving operations and completing a financial restructuring of the Company. These events have delayed and are expected to continue to delay the preparation of the Company's quarterly report on Form 10-Q for the three months ended September 30, 1998.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

         Nir E. Margalit                            (602) 423-1954
--------------------------------------------------------------------------------
            (Name)                            (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [ ] Yes   [X] No

Quarterly report on Form 10-Q for the period ended March 31, 1998
Quarterly report on Form 10-Q for the period ended June 30, 1998


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company recorded a net loss of $3.3 million for the three months ended September 30, 1998 compared to a net loss of $2.0 million for the same period in 1997. Revenues decreased 24.5% to $44.9 million due primarily to the disposition of 12 nursing facilities during the first nine months of fiscal 1998 (the "Dispositions"). Wages and related expenses decreased 17.9% to $23.6 million due primarily to the Dispositions. Other operating expenses decreased 23.3% to $16.9 million due primarily to the Dispositions. Interest expense decreased from $5.1 million in the 1997 third quarter to $826,000 for the same period in 1998.

          As previously reported, during 1998 the Company filed for reorganization under Chapter 11 of the Bankruptcy Code. On June 15, 1998, the Company concluded an agreement in principle with respect to a consensual restructuring with some, but not all, of its creditor constituencies. The agreement in principle formed the basis of the plan of reorganization filed with the Bankruptcy Court on August 10, 1998. On October 16, 1998, an amended plan of reorganization (the "Plan") was filed. For further discussion of the Plan and to review the Plan and the Disclosure Statement related thereto, please see the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997. During the Chapter 11 process, the Company and its subsidiaries are operating their business and managing their properties as debtors-in-possession under the authority of the Bankruptcy Code. Therefore, the Company is not accruing interest on its unsecured debt during its Chapter 11 proceedings. Reorganization costs amounted to approximately $907,000 in the 1998 third quarter.

                          Unison HealthCare Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   November 17, 1998                   By     /s/  MICHAEL A. JEFFRIES
       -----------------                          ------------------------------
                                           Name   Michael A. Jeffries
                                                  ------------------------------
                                           Title  President and Chief Executive
                                                  Officer
                                                  ------------------------------


INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).